                                                                       EXHIBIT 1
                                                                       ---------


                                    AGREEMENT


     The Board of Directors (the "Board") of the France Growth Fund (the "Fund") has decided that it will initiate a tender offer assuming that Proposals 1 through 5 are adopted by stockholders at the Annual Meetings of Stockholders on June 18, 2002 or any adjournment thereof, along the lines set forth in the attached draft press release. The Board and Bankgesellschaft Berlin AG (the "Bank") hereby agree that the Bank will vote in favor of the management slate set forth under Proposal 6 in the proxy statement of the Fund and against the shareholder Proposal set forth under Item 7 of that proxy statement.

     The Board further agrees to convene a governance committee with the purpose of reducing the size of the Board and establishing an advisory board.

     At the Bank's discretion, the Board hereby agrees to offer Phillip Goldstein a seat on the Board if he votes his shares and the shares for which he currently has proxies in favor of Proposals 1 through 5.

     Dated: June 18, 2002

                                         THE FRANCE GROWTH FUND, INC.

                                         By: /s/ Jean A.Arvis
                                             -----------------------------------
                                         Name:  Jean A. Arvis
                                         Title: Chairman
Agreed and Accepted:
BANKGESELLSCHAFT BERLIN AG

By: /s/ Moritz Sell
   -------------------------------
Name:   Moritz Sell
Title:

By: /s/ Gregory Melville
   -------------------------------
Name:   Gregory Melville
Title:

              FRANCE GROWTH FUND ANNOUNCES CONDITIONAL TENDER OFFER



New York, NY, June 18, 2002 (Business Wire) --

     The Board of Directors of the France Growth Fund, Inc. (the "Fund") announced today the preliminary results of the Fund's annual meeting of stockholders. Based upon these results, John Bult, Serge Demoliere, Michel Longchampt and Michel Rapaccioli were re-elected to the Board to serve for a three-year term expiring at the 2005 annual meeting. The Fund will issue a press release announcing the final voting results with respect to the election of directors and the stockholder proposal as soon as they are available.

     The meeting with respect to the proposals relating to the change in the Fund to a European multi-strategy, multi-manager investment program was adjourned until Friday, June 21, 2002 at 2:00pm at the office of Credit Agricole Indosuez, 666 Third Avenue, New York, NY 10017.

     Mr. Arvis, the Chairman of the Board, commented that "our stockholders have indicated their strong support in favor of the proposed new investment program, but a sufficient number of shares have not yet voted to satisfy the more stringent requirements of the Investment Company Act. We have adjourned the meeting for a period of time to solicit additional votes on these proposals."

     The Board also announced actions that it had taken at a meeting following the annual meeting of shareholders. At that meeting, the Board unanimously voted to conduct a tender offer for up to 25% of its common stock at a discount of 5% to its NAV, conditioned upon stockholder approval of all of the proposals relating to the new investment program. If the proposals are approved, the tender offer would be conducted as soon as practicable, subject to terms determined by the Board's Investment and Strategy Committee.

     The France Growth Fund, Inc. (NYSE: FRF) is a closed-end, diversified management investment company seeking long-term capital appreciation through investment in French equity securities. The Fund maintains a website at www.francegrowthfund.com. CAAM, the Fund's investment adviser, is an indirect wholly-owned subsidiary of the Credit Agricole Group.



CONTACT: The France Growth Fund, New York
         Steven Cancro, 646/658-3663